Exhibit (a)(5)(I)

Sanofi-aventis Extends Tender Offer for all Outstanding Shares of Genzyme

Paris, France - December 13, 2010 - Sanofi-aventis (EURONEXT: SAN and NYSE: SNY) announced today that it has extended its tender offer for all outstanding shares of common stock of Genzyme Corporation (Nasdaq: GENZ) at $69.00 per share, net to the seller in cash, without interest and less any required withholding taxes. In order to provide additional time to allow holders of Genzyme common stock to tender their shares, the tender is now scheduled to expire at 11:59 p.m., New York City time on January 21, 2011 unless it is further extended. The tender offer was previously scheduled to expire at 11:59 p.m., New York City time on December 10, 2010. All other terms and conditions of the tender offer remain unchanged.

The depositary for the tender offer has advised sanofi-aventis that, as of 11:59 p.m. New York City time on December 10, 2010, approximately 2,211,989 shares of Genzyme common stock (including shares subject to guarantees of delivery, but not including the 100 shares owned by sanofi-aventis) were tendered and not withdrawn, representing approximately 0.9% of the outstanding shares on a fully-diluted basis.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Additional Information

This communication is neither an offer to purchase nor a solicitation of an offer to sell any securities. In connection with the proposed transaction, sanofi-aventis and GC Merger Corp. filed tender offer documents with the U.S. Securities and Exchange Commission (the “SEC”) on October 4, 2010. These documents have been mailed to all Genzyme shareholders of record. These documents, as they may be amended from time to time, contain important information about the proposed transaction and Genzyme shareholders are urged to read them carefully and in their entirety before any decision is made with respect to the proposed transaction. The tender offer materials may be obtained at no charge by directing a request by mail to MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016, or by calling toll-free at (800) 322-2885, and may also be obtained at no charge at the website maintained by the SEC at www.sec.gov.

Forward-Looking Statements

Any statements made in this communication that are not statements of historical fact, including statements about Sanofi-Aventis’ beliefs and expectations and statements about Sanofi-Aventis’ proposed acquisition of Genzyme, are forward-looking statements and should be evaluated as such. Forward-looking statements include statements that may relate to Sanofi-Aventis’ plans, objectives, strategies, goals, future events, future revenues or performance, and other information that is not historical information. Factors that may materially affect such forward-looking statements include: Sanofi-Aventis’ ability to successfully complete the tender offer for Genzyme’s shares or realize the anticipated benefits of the transaction; delays in obtaining any approvals required for the transaction, or an inability to obtain them on the terms proposed or on the anticipated schedule; and the failure of any of the conditions to Sanofi-Aventis’ tender offer to be satisfied. Any information regarding Genzyme contained herein has been taken from, or is based upon, publicly available information. Although Sanofi-Aventis does not have any information that would indicate that any information contained herein is inaccurate or incomplete, Sanofi-Aventis has not had the opportunity to verify any such information and does not undertake any responsibility for the accuracy or completeness of such information. Sanofi-Aventis does not undertake, and specifically disclaims, any obligation or responsibility to update or amend any of the information above except as otherwise required by law.

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